             SECURITIES AND EXCHANGE COMMISSION
		Washington, D.C. 20549

                     Schedule 13G/A Under
          Information Statement Pursuant to Rules 13d-1 and
          13d-2 Under The Securities Exchange Act of 1934
                    (Amendment No. 1  )



                       Money Store Inc
___________________________________________________________

                     (Name Of Issuer)
                        Common
_________________________________________________________
             (Title of Class of Securities)
                        60934T101
     __________________________________________________________

                    (Cusip Number)




             (Continued on the following page(s))

                  Page  1 of  6 Pages

CUSIP No.  60934T101        13G/A
Page 2 of 6 Pages
Money Store Inc

1          NAME OF REPORTING PERSON
           S.S.  OR  I.R.S  IDENTIFICATION NO. OF ABOVE
           PERSON. The Chase Manhattan Corporation - CMC
            The Chase Manhattan Bank - CMB

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (A)
                                                   (B)
3          SEC USE ONLY


4          CITIZENSHIP OR PLACE OF ORGANIZATION
         The Chase Manhattan Corporation - Delaware
             The Chase Manhattan Bank - New York

NUMBER     5    SOLE VOTING POWER
OF              CMC     - 423,984
SHARES           CMB    - 423,984

BENEFICIA  6    SHARED VOTING POWER
LLY             CMC    - None
OWNED BY        CMB     - None

EACH       7    SOLE DISPOSITIVE POWER
REPORTING       CMC     - 423,984
PERSON          CMB     - 423,984

WITH       8    SHARED DISPOSITIVE POWER
                 CMC    -None
                 CMB     - None

 9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
	  REPORTING PERSON
                           CMC    - 423,984
                           CMB    - 423,984

10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
	  EXCLUDES CERTAIN SHARES *


11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
               CMC - .028 %
               CMB - .028 %

12        TYPE OF PERSON REPORTING*
                         CMC  - HC
                         CMB  - BK



* SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a).  Name of Issuer:         Money Store Inc
Item 1(b).  Address of Issuer's
          Principal Executive Offices: 2840 Morris Avenue
		     		       Union, NJ 07083-4809
            Principal Executive Officer:

Item 2(a).  Name of Person Filing:
  				This notice is filed by The
                                Chase Manhattan Corporation
                                (CMC) and its wholly owned
                                subsidiary, The
                                Chase Manhattan Bank (CMB )

Item 2(b). Address of Principal Business  CMC: 270 Park Avenue
                                 Office:       New York, NY 10017
                                          CMB: 270 Park Avenue
                                               New York, NY 10017
Item 2(c).     Citizenship:
		      	      CMC - Delaware
              	              CMB  - New York

Item 2(d).     Title of Class of Securities: Common

Item 2(e).     CUSIP Number:        60934T101

                       Money Store Inc

Item 3.  If this statement is filed pursuant to
         Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

            (a) [   ] Broker or dealer registered under Section
            15 of the Act.

            (b) [ X ] Bank as defined in Section 3(a)(6) of the
            Act.

            (c) [   ] Insurance Company as defined in Section
            3(a)(19) of the Act.

            (d) [   ] Investment Company registered under
	    Section 8 of the Investment Company Act.

            (e) [   ] Investment Adviser registered under
	    Section 203 of the Investment Advisers Act of 1940.

            (f) [   ] Employee Benefit Plan, Pension Fund which
            is subject to the provisions of the Employee
            Retirement Income Security Act of 1974 or endowment
            Fund [see Section 240.13d-1(b)(1)(ii)(F)].

            (g) [ X ] Parent Holding Company, in accordance with
            Section 240.13d-1(b)(ii)(G).

            (h) [   ] Group, in accordance with Section 240.13d-
            1(ii)(H).

Item 4.   Ownership:

          (a) Amount Beneficially Owned:  CMC - 423,984
              As of December 31, 1996     CMB - 423,984

          (b)  Percent of Class:          CMC  - .028%
                                          CMB  - .028%

          (c)  Number of shares as to which such person has:
            (i)  Sole power to vote or to direct the vote:
			CMC     - 40,700
                        CMB     - 40,700
	    (ii) Shared power to vote or to direct the vote:
			CMC    - None
			CMB    - None

                     Money Store Inc


          (iii) Sole power to dispose or to directthe
          disposition of :
	                     CMC     - 423,984
                             CMB     - 423,984

          (iv) Shared power to dispose or to direct the
          disposition of:
                             CMC   - None
			     CMB   - None


Item 5.      Ownership of Five Percent or Less of a Class:
         On February 14, 1997 CMC and CMB jointly reported a holding of 5,007,100 shares.This was erroneously reported. The true amount was 423,984 which CMC and CMB jointly have the sole power to dispose or to direct the disposition of.

Item 6.      Ownership of More than Five Percent on Behalf of
      Another Person:
            Not Applicable

Item 7.      Identification and Classification of the Subsidiary
      Which Holds the Security Being Reported on by the Parent
      Holding Company:

      Pursuant to Rule 13(d) - 1 (c): This notice is filed on behalf of both CMC and its subsidiary, CMB. In lieu of attaching an exhibit hereto, the identity of CMB is as set forth on the cover page hereof. CMB is classified as a Bank, as such term is defined in Section (3) (a) (6) of the Securities Exchange Act of 1934, as amended,

Item 8. Identification and Classification of Members of this Group:
			Not applicable.

Item 9.      Notice of Dissolution of Group:
					      Not applicable.
                          Page 5 of 6

      Money Store Inc





Item 10.  Certification:

      By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and did not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.




Signature:       After reasonable inquiry and to the best of
		 my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 27, 1997




The Chase Manhattan Bank     THE CHASE MANHATTAN CORPORATION


/S/ Allan Nemethy            /S/ Anthony J. Horan
    Allan Nemethy                Anthony J. Horan
    Trust Officer                Corporate Secretary




Page 6 of 6